Exhibit 99.1

Fusion Fuel (HTOO) Highlights Royal Uranium’s Cameco-Operated Uranium Royalty (2.0% NSR) in Canada’s Athabasca Basin

●	2.0% NSR royalty covering 12,067 hectares within a Cameco- and Denison Mines-operated project in Canada’s Athabasca Basin

●	Part of a 16-asset uranium royalty portfolio spanning multiple jurisdictions and major uranium operators across the Americas

Dublin, March 17, 2026 (GLOBE NEWSWIRE), Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today provided certain highlights of the uranium royalty portfolio anticipated to be acquired through its previously announced definitive agreement with Royal Uranium, highlighting a 2.0% Net Smelter Return (NSR) royalty on the PLS Regional uranium exploration project, operated by Cameco Corporation in joint venture with Denison Mines Corp in Canada’s Athabasca Basin.

Upon closing of the Royal Uranium transaction, Fusion Fuel is expected to gain royalty exposure to exploration and potential future development activity in the Athabasca Basin without funding exploration or mine development capital.

The PLS Regional royalty is one of 16 uranium royalty interests included in the Royal Uranium portfolio spanning the Athabasca Basin, Newfoundland, Colombia, and Argentina.

Management believes the Royal Uranium transaction positions Fusion Fuel to build exposure to uranium exploration and development activity across multiple projects, operators and jurisdictions through a capital-efficient royalty structure.

Fusion Fuel expects to highlight additional royalty assets within the portfolio in the coming weeks.

PLS Regional Royalty in the Athabasca Basin

The PLS Regional royalty covers 12,067 hectares of uranium exploration claims in Saskatchewan’s Athabasca Basin, a region that hosts several of the highest-grade uranium deposits ever discovered.

The royalty claims are located along the same regional geological trend that hosts several of the basin’s most significant uranium discoveries, including Triple R, Arrow, Bow and Spitfire.

Cameco Corporation operates the claims in a joint venture with Denison Mines Corp. Cameco also operates Cigar Lake, the world’s highest-grade uranium producing mine, and McArthur River, one of the world’s largest high-grade uranium deposits, both located in the Athabasca Basin. 1

Under the royalty structure, exploration and development activity funded by the operator may advance the underlying project while the royalty holder participates in potential project success without bearing exploration or development capital costs.

1 Cameco Corporation, “McArthur River/Key Lake” and “Cigar Lake,” Uranium Operations, cameco.com/businesses/uranium-operations/canada/mcarthur-river-key-lake and cameco.com/businesses/uranium-operations/canada/cigar-lake.

Royalty Model Provides Capital-Efficient Exposure

Mining royalty structures allow investors to participate in potential mineral discoveries and future mine production without funding exploration, development or mining operations.

This model provides exposure to project advancement and uranium price cycles while limiting the operational and capital cost risks typically associated with mining projects.

Global Uranium Demand Strengthening

Fusion Fuel’s planned acquisition of Royal Uranium aligns with strengthening global uranium demand fundamentals for nuclear energy and uranium supply.

Several structural trends are contributing to renewed interest in nuclear power:

●	The U.S. Prohibiting Russian Uranium Imports Act (2024) has accelerated Western demand for non-Russian uranium supply

●	Technology companies including Microsoft, Google and Amazon have entered agreements supporting nuclear energy to power rapidly expanding artificial intelligence infrastructure

●	The proposed U.S. Stargate Project, a potential $500 billion AI infrastructure initiative, is expected to drive sustained demand for baseload electricity

●	At COP28, 24 countries pledged to work toward tripling global nuclear capacity by 2050

Global uranium demand is projected to increase 118% between 2025 and 2040, while supply is expected to grow only 14%, implying a potential structural deficit of approximately 197 million pounds by 2040. 2

“The Athabasca Basin is one of the most important uranium exploration districts in the world, and Cameco is one of the industry’s most experienced operators, which positions this royalty as a meaningful asset within the Royal Uranium portfolio,” said JP Backwell, CEO of Fusion Fuel.

“As nuclear power demand accelerates globally, driven by energy security priorities and rapidly expanding electricity demand from artificial intelligence infrastructure, we believe royalties on tier-one uranium jurisdictions provide a compelling way to participate in long-term uranium supply growth while maintaining a capital-efficient structure.”

Royal Uranium Portfolio

The PLS Regional royalty is one of 16 uranium royalty interests anticipated to be acquired as part of the Royal Uranium transaction with assets located across the Athabasca Basin, Newfoundland, Colombia, and Argentina.

Operators across the broader portfolio include Cameco Corporation, Orano Canada, Uranium Energy Corp., and IsoEnergy Ltd., among others.

Fusion Fuel expects to highlight additional individual royalty assets within the portfolio in upcoming announcements, providing further detail on royalty assets, operators, and project exposures.

2 UxC, LLC, Uranium Market Outlook, Q4 2024 data as cited in Sprott Asset Management, “Uranium’s Tale of Two Markets” (December 2024), publicly available at sprott.com. The 197 M lbs figure represents UxC’s projected annual supply deficit for 2040.

Background on Royal Uranium Transaction

On February 18, 2026, Fusion Fuel announced that it had entered into a definitive share exchange agreement (“Share Exchange Agreement”) to acquire a controlling interest in Royal Uranium, a private royalty company holding a diversified portfolio of royalties across the Americas.

The proposed transaction is intended to provide Fusion Fuel with exposure to energy commodity royalties from certain assets, particularly uranium and natural gas deposits, through a capital-efficient royalty portfolio.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning LPG supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

About Royal Uranium Inc.

Royal Uranium is a private energy royalty entity holding a portfolio of tier one high-quality uranium and natural gas royalties across premier mining jurisdictions in the Americas, operated by experienced industry partners. The portfolio is designed to provide long-duration exposure to commodity price upside while minimizing operating risk through the royalty model. For more information, please visit www.royaluranium.com.

Forward-Looking Statements

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding the Company’s planned acquisition of a controlling interest in Royal Uranium and its expectation to gain royalty exposure to uranium exploration activity across multiple projects without additional cost to itself or the royalty holder, and statements regarding planned exploration activities at certain uranium projects. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of the parties to the Share Exchange Agreement to complete the transaction, the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the transaction, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalties, which may depend on, among other things, the commercial development of uranium and natural gas deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium and natural gas as sources of energy, volatility in uranium and natural gas commodity prices, which directly affect the potential value of net smelter return and other royalty interests, the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles, the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves, the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Canada, Colombia, and Argentina, which may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes, and the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.